FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 7, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 7, 2008 and incorporated by reference herein is the Registrant’s immediate report dated January 7, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 7, 2008

PATHIX USES ASNA MONARCH TO MIGRATE WORLD-CLASS
AVIATION MANAGEMENT SOFTWARE SYSTEM, NAVIXA, FROM
SYSTEM i TO .NET FRAMEWORK

—	Migration from System i to .NET enables improved business agility, increased productivity, lowered costs and broadens the market for potential Navixa sales
—	New programmers unfamiliar with System i have become productive quickly in the .NET environment

SAN ANTONIO, TX – January 7, 2008 – ASNA, a BluePhoenix company (NASDAQ: BPHX), today announced the successful completion of the phase one migration of Pathix’s Navixa, a world-class aviation management software system, from IBM’s System i to Microsoft’s .NET framework. The migration was performed using ASNA Monarch and Visual RPG modernization tools. Phase one of the project included the migration of about 1000 programs.

Navixa is used by aviation companies to manage the operation, repair and overhaul of hundreds of aircraft around the world. While Navixa was a mature and stable product, the feedback that Pathix received from potential customers revealed an obstacle to sales. Navixa required the System i platform to function. This caused missed sales opportunities as many prospects have hardware standards that don’t include the System i platform.

Pathix selected Microsoft’s .NET as their new target platform due to the breadth and quality of development tools available for .NET, the commodity-like economy of its servers, and the abundance of available programming and network administration talent. And, because Navixa is composed of more than 3000+ tested and proven RPG programs, Pathix needed a migration solution that would allow them to reuse as much of the existing RPG as possible.

After considering a Java-based solution, and a few other screen-scraper-based products, Pathix chose to use ASNA Monarch and Visual RPG to migrate Navixa to .NET. ASNA Monarch is the only product that enables an enterprise to comprehensively evaluate its RPG programs, applications, and data, prepare a project roadmap that meets the needs of the business, and then automatically execute staged extension and modernization of those important software assets.

“We felt that ASNA had the best offering for our long term business needs,” said Lex Hudson, vice president at Pathix. “The initial costs of migration were competitive and in the end we’d have a version of Navixa running under .NET and have the option of later using Microsoft’s SQL Server as the underlying database.”

“Previously, Pathix experienced numerous situations whereby they would respond to an RFP and meet 90+ percent of the requirements, but would get disqualified because Navixa ran only on the System i,” said ASNA CEO, Anne Ferguson. “Now with the migration of Navixa to .NET they can expand their sales into a whole new market that wasn’t open to them before. We’re proud to be a part of their solution.”

About Pathix ASP (www.pathix.com)
Pathix ASP, a division of ACROHELIPRO Global Services Inc., is a proven, dynamic, and rapidly growing information technology company. Their industry focus is the global aviation sector, to which they provide their aviation maintenance management software solution, Navixa. Pathix’s objective is to provide the most efficient and cost effective solution that allows their customers to run their business more effectively. Pathix accomplish this by providing timely, accurate information, in a manner and format which facilitates and guides effective management decisions.

Navixa is unique to other offerings, in that it is focused solely on providing a solution to meet and exceed the requirements of the aviation industry. Pathix experience with maintenance, repair and overhaul (MRO) organizations, allows them to better understand and manage the repair side of aviation operators. Operating in an industry where high quality, safe, on-time service is critical to success, Pathix offers a competitive advantage to its growing client base. Navixa is a fully integrated, modular by design, software system that facilitates the management of information and decision making with comprehensive cost analysis, planning and tracking of daily maintenance operations.

About ASNA (www.asna.com)
ASNA, a BluePhoenix company (www.bphx.com), has been developing visual programming and systems software for the midrange community since 1982. ASNA Web and Windows development products include ASNA Visual RPG for .NET, DataGate, and the ASNA DataGate Component Suite. ASNA Monarch is a fully integrated solution for transforming RPG applications to the Microsoft .NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. ASNA is also a founding member of the Midrange Alliance Program, or MAP, and is an exclusive Delivery Partner for the Microsoft NXT program for ISVs.  Business applications developed with ASNA Visual RPG (AVR) and DataGate are used by more than 1,000,000 end-users. Based in San Antonio, Texas, ASNA also has offices in Europe (Guildford, UK) and more than 20 international distributors.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+97299526110	+1212-888-4570
dleichner @bphx.com	paulmholm@gmail.com